# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TruGolf Holdings, Inc., CIK 0001857086
CUSIP: 243733102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 60 North 1400, West Centerville, Utah (UT), 84014
Date of event which requires filing of this statement: 09/17/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001804182

## Reporting persons
- Greentree Financial Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); sole voting power 3,064,924; shared voting power 0; sole dispositive power 3,064,924; shared dispositive power 0; aggregate amount beneficially owned 3,064,924 (9.99% of the class)
  Comment: All shares of Class A Common Stock, $0.0001 par value (the "Common Stock"), of TruGolf Holdings, Inc. (the "Issuer") held by Greentree Financial Group, Inc. ("Reporting Person") may be deemed to be beneficially owned by the Reporting Person. The above number is based on (a) 30,958,824 shares of the Issuer's Common Stock outstanding as of May 2, 2025, according to information provided by the Issuer; (b) 2,953,434 shares of Common Stock issued directly to the Reporting Person; and (c) 111,490 shares of Common Stock currently issuable by the Issuer pursuant to the terms of the convertible promissory note, as described in Item 4(a) of this Schedule 13G.

## Item 1. Issuer
Name of issuer: TruGolf Holdings, Inc.
Address of issuer's principal executive offices: 60 North 1400 West, Centerville, Utah 84014

## Item 2. Person Filing
Name of person filing: Greentree Financial Group, Inc.; Robert C. Cottone is the Vice President of Greentree Financial Group, Inc.
Address of principal business office or, if none, residence: 900 S. Pine Island Road, Suite 310, Plantation, FL 33324
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
3,064,924 (1)

(1) As of May 5, 2025, the Reporting Person may be deemed the beneficial owner of 3,064,924 shares of Common Stock consisting of 2,953,434 shares of Common Stock held directly, and 111,490 shares of Common Stock issuable upon the conversion of a promissory note.
Percent of class: 9.99% (1)
Sole power to vote or to direct the vote: 3,064,924 (1)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: sole power to vote or to direct the vote: 3,064,924 (1)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The partners of Greentree Financial Group, Inc. are entitled to receive, or have the power to direct the receipt of dividends from or the proceeds of sales of the securities of the Issuer held for the account of Greentree Financial Group, Inc., in accordance with their ownership interests in Greentree Financial Group, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Greentree Financial Group, Inc.: Robert C Cottone, Vice-President (05/05/2025)